SECURITIES AND EXCHANGE COMMISSION
                            Washington. D.C. 20549

                                  SCHEDULE 13D
                                 (Rule l3d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 20)(1)

                         Ridgefield Acquisition Corp.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   765816 10 3
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                                 (CUSIP Number)

                               Steven N. Bronson
                            100 Mill Plain Road
                           Danbury, Connecticut 06811
                                 (203) 894-9755

                                 with a copy to:

                            James A. Prestiano, Esq.
                          631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000

                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 29, 2007
                 ----------------------------------------------
             (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                        (Continued on following pages)

--------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.  765816 10 3
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1.      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         STEVEN N. BRONSON
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS

         PF
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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NUMBER OF              7.      SOLE VOTING POWER
SHARES                          1,062,685
BENEFICIALLY            ------------------------------------------------------
OWNED BY               8.       SHARED VOTING POWER
EACH                            0
REPORTING               ------------------------------------------------------
PERSON                 9.      SOLE DISPOSITIVE POWER
WITH                            1,062,685
                        ------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER
                                0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,062,685
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

         82.3%
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14.     TYPE OF REPORTING PERSON

         IN
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                       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 765816 10 3                 SCHEDULE 13D

Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the shares of common stock $.001 par value per share (the "Common Stock") of Ridgefield Acquisition Corp., a Nevada corporation, with its principal offices located at 100 Mill Plain Road, Danbury, Connecticut 06811 (the "Issuer"), remains in full force and effect.


Item 2. Identity and Background.

    (a) This Amendment No. 20 to Schedule 13D is filed on behalf of Steven
N. Bronson.

   (b) Mr. Bronson's business address is 100 Mill Plain Road, Danbury, Connecticut 06811.

    (c) Mr. Bronson is the Chairman and President of the Issuer. Mr. Bronson is also President of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act. Catalyst's offices are located at 100 Mill Plain Road, Danbury, Connecticut 06811. Mr. Bronson is also the Chairman and President of the Issuer.

    (d) During the last five years Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) Mr. Bronson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

    (f) Mr. Bronson is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

    On November 29, 2007, Mr. Bronson acquired, in an open market transaction, using his own personal funds, 1,069 shares of Common Stock at a purchase price of $1.75 per share.


Item 4. Purpose of Transaction.

    Mr. Bronson acquired and holds the shares of Common Stock for investment purposes. Mr. Bronson may: (i) increase or decrease his beneficial ownership of Common Stock or other securities of the Issuer, (ii) sell all or part of his shares of Common Stock in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Common Stock or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.


Item 5. Interest in Securities of the Issuer.

    (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,062,685 shares of the Issuer's Common Stock, representing approximately 82.3% of the total shares of Common Stock deemed outstanding. Mr. Bronson owns, jointly with his spouse, of record 912,685 shares of Common Stock, as to which he possesses voting and disposition power. Mr. Bronson also owns an option to purchase 150,000 shares of Common Stock at an exercise price of $1.65 per share and such option expires on March 20, 2008.

     (c) The following open market transactions were effected by the Mr. Bronson during the past sixty (60) days:

                      Buy/             Number         Price
Trade Date            Sell           of Shares      Per Share
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11/28/2007            Buy              7,500        $ 1.77270
11/28/2007            Buy              3,000        $ 1.75


     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None


Item 7. Material to be Filed as Exhibits.

         None

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     December 3, 2007

                                                /s/ Steven N. Bronson
                                                --------------------------
                                                (Signature)

                                                Steven N. Bronson
                                                --------------------------
                                                (Name/Title)


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).